Segall Bryant & Hamill Trust

1290 Broadway, Suite 1100

Denver, CO 80203

December 10, 2018

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 2-75677, 811-03373

Post-Effective Amendment No. 101 (1933 Act) on Form N-1A filed September 28, 2018

Dear Mr. Williamson:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the Staff of the Division of Investment Management on December 10, 2018 regarding the Registrant’s Post-Effective Amendment No. 101 (1933 Act) on Form N-1A filed September 28, 2018 pursuant to Rule 485(a) under the 1933 Act (the “Registration Statement”).

Substantive Comments - Prospectus

1.	Comment: Please explain supplementally in EDGAR correspondence the reason for the high level of “Other Expenses” in the Segall Bryant & Hamill Short Term Plus Fund’s (the “Fund”) fees and expenses table. Confirm also that the Fund’s adviser cannot subsequently recoup previously waived or reimbursed amounts with respect to the Fund .

Response: Comment complied with. The Registrant notes that the “Other Expenses” ratio in the Fund’s fees and expenses table are indicative of certain fixed expenses being applied to a small asset base (this being a new fund launch). The Registrant also confirms that the Fund’s adviser has no contractual right to recoup under the Fund’s expense limitation agreement for the period ending April 30, 2020.

2.	Comment: The Staff notes that the Registrant has requested inclusion of related or prior performance data in the Rule 485(b) filing to be made shortly on behalf of the Fund. The Staff reminds the Registrant that related or prior performance data should generally initially be provided for review within a filing under Rule 485(a). While the Staff notes that it will consider reviewing the proposed disclosure submitted in this letter via EDGAR correspondence, it may be unwilling to entertain similar submissions via EDGAR correspondence in the future.

U.S. Securities and Exchange Commission

Division of Investment Management

December 10, 2018

Response: Comment complied with. The new Item 9 disclosure pertaining to related performance of the Segall Bryant & Hamill Short Term Plus Fixed Composite (the “Composite”) is enclosed herewith as Exhibit A. The Registrant believes that the aforementioned disclosure is consistent with existing Staff guidance on the use of such performance data, including Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail. February 7, 1997) and GE Funds, SEC No-Action Letter (pub. avail. February 7, 1997), insofar as the disclosure:

(i)	states prominently and in bold font that the Composite performance does not represent the historical performance of the Fund and should not be considered indicative of future performance of the Fund;
(ii)	presents the Composite performance no more prominently than the Fund’s performance (which in this case is limited because the Fund is new and has no performance history to demonstrate);
(iii)	notes that the Fund shares the same portfolio management team as the Composite, and will be managed in a manner substantially similar to that of the Composite and has substantially similar investment objectives, policies and strategies;
(iv)	explains the nature and purpose of the inclusion of the Composite performance data;
(v)	discloses the material differences between the accounts underlying the Composite and the Fund, including the fact that such accounts are not subject to the requirements of the Investment Company Act of 1940, as amended;
(vi)	compares the Composite performance data to an appropriate securities index; and
(vii)	discloses that the accounts underlying the Composite are subject to different fees and expenses than the Fund, and that using the fees and expenses of the Fund to calculate the net returns of the Composite would have lowered such Composite’s returns.

* * *

U.S. Securities and Exchange Commission

Division of Investment Management

December 10, 2018

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Derek W. Smith
Derek W. Smith
Secretary, Segall Bryant & Hamill Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

December 10, 2018

Exhibit A

Prior Performance of Similar Accounts Managed by the Adviser

The following performance information is from the Segall Bryant & Hamill Short Term Plus Fixed Composite (the “Composite”), which was created by the Adviser in October 2015. As of September 30, 2018, the total assets for the Composite are approximately $39 million.

The Adviser serves as investment adviser to both the Fund and the accounts within the Composite. Likewise, the Fund and the accounts within the Composite also share the same portfolio management team.

The Fund will be managed substantially similarly to that of the Composite and has substantially similar investment objectives, policies and strategies. The Composite consists of all accounts that the Adviser manages that are substantially similar to the Fund.

The information set forth below illustrates how the performance of the Composite has varied over certain time periods since its inception. The table provides the annual net returns for the specified periods and how they compare to that of the Barclays 1-3 Year Government/Credit Index, the Fund’s benchmark. The Index is not actively managed and is not available for direct investment. The past performance of the Composite is no guarantee of future results. The returns of the Composite are calculated net (after the deduction) of any management fees payable to the Adviser or other expenses for services not covered by the Adviser’s management fee. The Fund’s management fee and other Fund expenses will similarly reduce your return on an investment in the Fund. Because the fees and expenses of the accounts within the Composite may be lower than the fees and expenses of the Fund, using the fees and expenses of the Fund to calculate the net returns of the Composite may have lowered such Composite’s returns.

The performance of the Composite does not represent the historical performance of the Fund in this Prospectus and should not be considered indicative of future performance of the Fund. The data is included for informational purposes only. Results may differ from the Composite because of, among other things, differences in, account expenses, including management fees, the size of positions taken in relation to account size, timing of purchase and sales, stability and frequency of cash inflows and outflows, and availability of cash for new investments. In addition, not all of the accounts included in the Composite are subject to certain investment limitations, diversification or other restrictions that are imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended (the “Code”), which, if applicable, may have further adversely affected the performance results of the Composite.

All performance as of September 30, 2018

Description*	YTD	1 Year	3 Year
Segall Bryant & Hamill Short Term Plus Fixed Composite**	1.10%	1.26%	1.81%
Barclays 1-3 Year Government/Corporate Index***	0.42%	0.20%	0.72%

U.S. Securities and Exchange Commission

Division of Investment Management

December 10, 2018

*

Inception is October 1, 2015 for the Segall Bryant & Hamill Short Term Plus Fixed Composite.

The Short Term Plus Fixed composite is a fixed income strategy which invests in domestic short term fixed income securities, which have an average maturity of less than 2 years. Accordingly, the composite is benchmarked against the 1-3 Year Barclays Government/Credit Index. The 1-3 Year Barclays Government/Credit Index tracks the performance of U.S. dollar-denominated investment grade government and corporate public debt issued in the U.S. domestic bond market, excluding collateralized products such as Mortgage Pass-Throughs and Asset Backed securities. Investments made by the Adviser on behalf of the accounts within the Composite may differ from those of the benchmark and may not have the same investment strategy. Accordingly, investment results for such accounts, as well as for the Fund, will differ from those of the benchmark.

**	Net of fees and expenses.

***	The index is not actively managed and is not subject to management fees or expenses. You cannot invest directly in the index.

The Adviser claims compliance with the Global Investment Performance Standards (GIPS®). The Adviser has been independently verified for the periods January 1, 2000 to December 31, 2016. For GIPS purposes, the firm is defined as: “Segall Bryant & Hamill, LLC (the “Adviser”), an investment firm registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940. The Adviser manages assets for private funds, registered funds, and separately managed accounts.” To receive a complete list and description of the Adviser’s composites and/or a presentation that adheres to the GIPS® standards, please call 312-474-1222. Returns are calculated in U.S. dollars. Additional information regarding the Adviser’s policies for calculating and reporting returns is available upon request.